07021743

082-01544

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
March 1, 2007 at 4:00 pm

AMER SPORTS CORPORATION: SUMMARY OF STOCK EXCHANGE RELEASES AND ANNOUNCEMENTS 2006

Amer Sports Corporation's stock exchange releases and announcements published during the year 2006 can be reviewed at www.amersports.com > Investors.

Some of the information included in the releases might be out of date.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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